Exhibit 99.1
TAL Education Group Appoints New Independent Directors
(Beijing — June 13, 2011)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the appointments of Mr. Wei Wang and Mr. Tong Chen to TAL’s board of directors and the resignation of Mr. Wai Chau Lin from his post as an independent director of the Company.
Mr. Wei Wang is the founder of Vancl, a leading internet lifestyle brand in China, and is the chairman and chief executive officer of Vancl Corporation. Before founding Vancl, Mr. Wang co-founded Joyo.com, which was acquired by Amazon in 2004, and Uoyoo.com. Prior to Joyo, Mr. Wang founded the Book Review, co-founded the Xishu Book Club, and was a reporter and column writer for the Beijing Youth Daily newspaper.
Mr. Tong Chen is executive vice president and chief editor at SINA Corporation, a leading online media company and mobile value-added service provider for China and the global Chinese communities.
Mr. Wei Wang and Mr. Tong Chen will also serve on the audit committee, the compensation committee and the nominating and corporate governance committee of the Company’s board of directors. Mr. Wang will serve as the chairman of the nominating and corporate governance committee and Mr. Chen as the chairman of the compensation committee. The appointments of Mr. Wei Wang and Mr. Tong Chen and the resignation of Mr. Wai Chau Lin are all effective as of June 13, 2011.
“We are very pleased to welcome Mr. Wang and Mr. Chen as new independent directors of TAL Education Group,” said Bangxin Zhang, TAL Education Group’s Chairman and Chief Executive Officer. “They each come with extensive experience in the media, Internet, and e-commerce industries, which we believe will be invaluable in supporting TAL’s expected rapid growth and geographical expansion over the coming years. Our company has always strived for the highest standards in corporate governance, and with these two additions, we have a majority of independent directors on our board. Our audit committee, compensation committee and nominating and corporate governance committee is each entirely comprised of independent directors.”
About TAL Education Group
TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 132 physical learning centers as of February 28, 2011, located in six key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin and Wuhan. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”
For further information, please contact:
For Investors:
Willow Wu
Investor Relations
TAL Education Group
Tel: +86-10-5292-6658
Email: wuliuying@xueersi.com
For Media:
Caroline Straathof
IR Inside
Tel: +31 6 5462 4301
Email: info@irinside.com